Exhibit 99.1

Ellomay Capital Reports Results for the Three and Nine Months Ended September 30, 2020

Tel-Aviv, Israel, December 28, 2020 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported its unaudited financial results for the three and nine months ended September 30, 2020.

Financial Highlights

•
Revenues were approximately €6.8 million for the nine months ended September 30, 2020, compared to approximately €15.4 million for the nine months ended September 30, 2019. The decrease in revenues is mainly due to the sale of ten Italian indirectly wholly-owned subsidiaries of the Company, which held twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp (the “Italian PV Portfolio”), consummated during December 2019. A small portion of the decrease in revenues for the nine months ended September 30, 2020 resulted from the decrease in demand and prices of the European electricity markets due to the Covid-19 crisis, partially offset by increase in revenues in one of the Company’s biogas facilities in the Netherlands resulting from increased operational efficiency.

•
Operating expenses were approximately €3.4 million for the nine months ended September 30, 2020, compared to approximately €5 million for the nine months ended September 30, 2019. The decrease in operating expenses is mainly attributable to the sale of the Italian PV Portfolio, to increased operational efficiency of the Company’s Waste-to-Energy projects in the Netherlands and to insurance reimbursement in connection with the storm damages in one of our biogas facilities in the Netherlands that reduced operating expenses. Depreciation expenses were approximately €2.2 million for the nine months ended September 30, 2020, compared to approximately €4.7 million for the nine months ended September 30, 2019. The decrease reflects the sale of the Italian PV Portfolio.

•
Project development costs were approximately €3 million for the nine months ended September 30, 2020, compared to approximately €3.5 million for the nine months ended September 30, 2019. The decrease in project development costs is mainly due to a decrease in consultancy expenses in connection with the project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel, partially offset by consultancy expenses in connection with the development of photovoltaic projects in Italy.

•
General and administrative expenses were approximately €3.3 million for the nine months ended September 30, 2020, compared to approximately €2.9 million for the nine months ended September 30, 2019. The increase is mostly due to D&O liability insurance costs.

•
Company’s share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €1.9 million for the nine months ended September 30, 2020, compared to approximately €2.4 million in the nine months ended September 30, 2019. The decrease in the Company’s share of profit of equity accounted investee is mainly attributable to lower revenues of Dorad Energy Ltd. (“Dorad”) as a result of a decrease in the TAOZ tariffs and a decrease in the production tariff, partially offset by lower financing expenses incurred by Dorad. for the period as a result of the CPI indexation of loans from banks.

•
Financing expenses, net was approximately €2.3 million for the nine months ended September 30, 2020, compared to approximately €4.6 million for the nine months ended September 30, 2019. The decrease in financing expenses, net, was mainly due to income recorded in connection with the reevaluation of the Company’s derivative transactions and revaluation of a loan provided to U. Dori Energy Infrastructures Ltd.in the aggregate amount of approximately €1.5 million during the nine months ended September 30, 2020, compared to approximately €1 million during the nine months ended September 30, 2019, and a decrease in financing expenses of approximately €1.7 million resulting from the early repayment of the Company’s Series A Debentures and the sale of the Italian PV Portfolio, including all related project finance.

•
Taxes on income was approximately €0.2 million for the nine months ended September 30, 2020, compared to taxes on income of approximately €0.9 million for the nine months ended September 30, 2019. The decrease in tax expenses is mainly attributable to the sale of the Italian PV Portfolio and deferred tax income related to the operations of the project company constructing a photovoltaic plant with a peak capacity of 300MW in Spain, in which the Company holds 51%.

•	Net loss was approximately €5.7 million for the nine months ended September 30, 2020, compared to approximately €3.8 million for the nine months ended September 30, 2019.
•
Total other comprehensive loss was approximately €3.1 million for the nine months ended September 30, 2020, compared to a profit of approximately €13.8 million for the nine months ended September 30, 2019. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on NIS denominated operations, as a result of fluctuations in the euro/NIS exchange rates.

•	Total comprehensive loss was approximately €2.6 million for the nine months ended September 30, 2020, compared to income of approximately €10 million for the nine months ended September 30, 2019.
•	EBITDA loss was approximately €(1) million for the nine months ended September 30, 2020, compared to EBITDA of approximately €6.4 million for the nine months ended September 30, 2019.
•
Net cash used in operating activities was approximately €2.2 million for the nine months ended September 30, 2020, compared to net cash provided from operating activities of approximately €4.3 million for the nine months ended September 30, 2019. The decrease in net cash from operating activities is mainly attributable to the sale of the Italian PV Portfolio.

•
On July 20, 2020, the Company issued 450,000 ordinary shares to several Israeli qualified investors in a private placement undertaken in accordance with Regulation S of the Securities Act of 1933, as amended. The price per share was set at NIS 70.5 (approximately €18.9). The gross proceeds to the Company in connection with the private placement amounted to approximately NIS 31.7 million (approximately €8.2 million).

•
On October 26, 2020, the Company completed a public offering in Israel of Series C Debenture and a of a new series of options, tradable on the Tel Aviv Stock Exchange, to purchase the Company’s ordinary shares at an exercise price per share of NIS 150 (the “Series 1 Options”). The Company issued an aggregate principal amount of NIS 154 million (approximately €38.3 million based on the exchange rate as of September 30, 2020) of its Series C Debentures and 385,000 Series 1 Options. The gross proceeds from the offering amounted to approximately NIS 164.2 million (approximately €40.8 million based on the exchange rate as of September 30, 2020).

•
On December 1, 2020 the Company acquired all issued and outstanding shares of Groen Gas Gelderland B.V. (“GG Gelderland”) through its wholly-owned subsidiary, Ellomay Luxembourg Holdings S.à.r.l. (“Ellomay Luxembourg”) The Company paid €1.568 million for the shares and the repayment of shareholder loans. An additional shareholder loan of approximately €5.9 million was granted to GG Gelderland by Ellomay Luxembourg on December 1, 2020. The previous owners are entitled to receive an additional amount from the Dutch Government for subsidy payments. This amount is estimated at €0.493 million, but will be determined and paid before June 2021. The Company has no liability to compensate the previous owners if the Dutch government pays less than the estimated amount. GG Gelderland owns an operating anaerobic digestion plant in Gelderland, the Netherlands, with a permit that enables it to produce approximately 7.5 million Nm3 per year. The actual production capacity of the plant is approximately 9.5 million Nm3 per year.

•
As of December 1, 2020, the Company held approximately €92.7 million in cash and cash equivalents, approximately €2.2 million in marketable securities and approximately €9.8 million in restricted short-term and long-term cash and marketable securities.

•
As noted above, the revenues for the nine months ended September 30, 2020 were impacted by the decrease in demand and market prices of electricity in Spain resulting from the Covid-19 pandemic.  Although the Company’s operations have not thus far been materially adversely affected by the pandemic, the Company’s operations, including, but not limited to, its results of operations, ability to raise capital and ability to develop new projects, may in the future be adversely affected by the implications of the spread of Covid-19 in Israel, Europe and worldwide. These potential affects could last until a vaccine or successful treatment plan are developed and implemented worldwide.

CEO Review

Ran Fridrich, CEO and a board member of the Company, provided the following CEO review:

“The Company continued coping with the challenges posed by the Covid-19 pandemic during the three months ended September 30, 2020, and despite such challenges, the Company continues in full steam advancing its development plans in Italy (P.V), Spain (P.V) and the Netherland (Biogas), and advancing towards grid connection of project Talasol (300 MW P.V in Spain).

The results of the third quarter were in-line with the Company’s expectations, reflecting the effects of the Company’s PV Italian portfolio sale on December 2019. The upcoming commencement of operations of Talasol will more than compensate for this loss of income.

During December 2020 the Company successfully finalized the acquisition of the Gelderland biogas project in the Netherlands, doubling the Company’s biogas capacity and enabling it to improve the efficiency and utilize the benefits provided by the size of the facilities and the expertise of its Dutch and Israeli teams. The third quarter also reflects the improvements and increased efficiency of the Company’s biogas facilities in the Netherlands, which are working in line with the Company’s production targets and business plan.

Last week Hemi Raphael, who was an active Board member of the Company from 2006 until recently, passed away. Hemi was instrumental in the success and development of the Company throughout the years, and contributed to every aspect of the Company’s business and operations, including the Company’s holdings in Dorad, the acquisition of the Company’s operating assets and the development of the Company’s long-term strategy. He will be greatly missed.”

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. A reconciliation between results on an IFRS and non-IFRS basis is provided in the last table of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively;

•
75% of Ellomay Pumped Storage (2014) Ltd. (including 6.67% that are held by a trustee in trust for us and other parties), which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the impact of the Covid-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, changes in the market price of electricity and in demand, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Statements of Financial Position

	September 30,	December 31,	September 30,
	2020	2019	2020
	Unaudited	Audited	Unaudited
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets
Cash and cash equivalents	53,989	44,509	63,164
Marketable securities	788	2,242	922
Short term deposits	7,949	6,446	9,300
Restricted cash	-	22,162	-
Receivable from concession project	1,460	1,463	1,708
Financial assets	-	1,418	-
Trade and other receivables	5,770	4,882	6,751
	69,956	83,122	81,845
Non-current assets
Investment in equity accounted investee	32,172	33,561	37,640
Advances on account of investments	2,405	883	2,814
Receivable from concession project	24,735	27,122	28,939
Fixed assets	216,342	114,389	253,109
Right-of-use asset	16,892	15,401	19,763
Intangible asset	4,597	5,042	5,378
Restricted cash and deposits	10,561	10,956	12,356
Deferred tax	1,313	2,285	1,536
Long term receivables	3,338	12,249	3,905
Derivatives	12,451	5,162	14,567
	324,806	227,050	380,007
Total assets	394,762	310,172	461,852

Liabilities and Equity
Current liabilities
Current maturities of long term bank loans**	10,396	4,138	12,163
Current maturities of long term loans**	4,866	-	5,693
Debentures	6,668	26,773	7,801
Trade payables	1,426	1,765	1,669
Other payables	6,065	5,010	7,096
	29,421	37,686	34,422
Non-current liabilities
Lease liability	17,169	15,402	20,087
Liabilities to banks **	124,011	**40,805	145,087
Other long-term loans **	44,921	**48,377	52,555
Debentures	36,460	44,811	42,656
Deferred tax	6,737	6,467	7,882
Other long-term liabilities	1,236	1,795	1,446
Derivatives	8,523	7,263	9,971
	239,057	164,920	279,684
Total liabilities	268,478	202,606	314,106

Equity
Share capital	25,102	21,998	29,368
Share premium	82,379	64,160	96,379
Treasury shares	(1,736)	(1,736)	(2,031)
Transaction reserve with non-controlling Interests	6,106	6,106	7,144
Reserves	4,077	3,283	4,770
Retained earnings	8,407	12,818	9,836
Total equity attributed to shareholders of the Company	124,335	106,629	145,466
Non-Controlling Interest	1,949	937	2,280
Total equity	126,284	107,566	147,746
Total liabilities and equity	394,762	310,172	461,852

* Convenience translation into US$ (exchange rate as at September 30, 2020: euro 1 = US$ 1.17)
** Reclassified

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (in thousands, except per share data)

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,	For the nine months ended September 30,
	2020	2019	2020	2019	2019	2020
	Unaudited		Unaudited		Audited	Unaudited
	€ in thousands		€ in thousands		€ in thousands	Convenience Translation into US$*
Revenues	2,630	5,132	6,844	15,435	18,988	8,007
Operating expenses	(1,264)	(1,594)	(3,410)	(5,049)	(6,638)	(3,990)
Depreciation and amortization expenses	(797)	(1,671)	(2,244)	(4,714)	(6,416)	(2,625)
Gross profit	569	1,867	1,190	5,672	5,934	1,392

Project development costs	(674)	(757)	(3,012)	(3,471)	(4,213)	(3,524)
General and administrative expenses	(1,122)	(979)	(3,326)	(2,858)	(3,827)	(3,891)
Share of profits of equity accounted investee	1,055	2,351	1,905	2,382	3,086	2,229
Other income (expenses), net	-	-	-	-	(2,100)	-
Capital gain	-	-	-	-	18,770	-
Operating profit (loss)	(172)	2,482	(3,243)	1,725	17,650	(3,794)

Financing income	550	572	1,340	1,442	1,827	1,568
Financing income in connection with derivatives and warrants, net	433	535	1,532	995	897	1,792
Financing expenses	(2,164)	(2,592)	(5,162)	(7,049)	(10,877)	(6,039)
Financing expenses, net	(1,181)	(1,485)	(2,290)	(4,612)	(8,153)	(2,679)
Profit (loss) before taxes on income	(1,353)	997	(5,533)	(2,887)	9,497	(6,473)
Tax benefit (Taxes on income)	(72)	(399)	(160)	(913)	287	(187)
Profit (loss) for the period	(1,425)	598	(5,693)	(3,800)	9,784	(6,660)
Profit (loss) attributable to:
Owners of the Company	(940)	1,128	(4,411)	(1,623)	12,060	(5,160)
Non-controlling interests	(485)	(530)	(1,282)	(2,177)	(2,276)	(1,500)
Profit (loss) for the period	(1,425)	598	(5,693)	(3,800)	9,784	(6,660)
Other comprehensive income (loss) items that
after initial recognition in comprehensive
income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(1,197)	2,091	(1,283)	3,464	2,768	(1,501)
Effective portion of change in fair value of cash flow hedges	12,942	13,383	3,653	12,624	411	4,274
Net change in fair value of cash flow hedges transferred to profit or loss	528	(1,174)	718	(2,278)	(1,922)	840
Total other comprehensive income (loss)	12,273	14,300	3,088	13,810	1,257	3,613

Total other comprehensive income (loss) attributable to:
Owners of the Company	5,531	8,413	794	8,400	2,114	929
Non-controlling interests	6,742	5,887	2,294	5,410	(857)	2,684
Total other comprehensive income (loss)	12,273	14,300	3,088	13,810	1,257	3,613

Total comprehensive income (loss) for the period	10,848	14,898	(2,605)	10,010	11,041	(3,047)

Total comprehensive income (loss) for the period attributable to:
Owners of the Company	4,591	9,541	(3,617)	6,777	14,174	(4,231)
Non-controlling interests	6,257	5,357	1,012	3,233	(3,133)	1,184
Total comprehensive income (loss) for the period	10,848	14,898	(2,605)	10,010	11,041	(3,047)

Basic net earnings (loss) per share	(0.07)	0.10	(0.36)	(0.14)	1.09	(0.39)
Diluted net earnings (loss) per share	(0.07)	0.10	(0.36)	(0.14)	1.09	(0.39)

* Convenience translation into US$ (exchange rate as at September 30, 2020: euro 1 = US$ 1.17)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Changes in Equity (in thousands)

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
			Retained earnings (accumulated deficit)		Translation reserve from foreign operations		Transaction
							reserve with
	Share	Share		Treasury		Hedging	non-controlling
	Capital	Premium		shares		Reserve	Interests	Total
		€ in thousands
For the nine months ended September 30, 2020:
Balance as at January 1, 2020	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566
Loss for the period	-	-	(4,411)	-	-	-	-	(4,411)	(1,282)	(5,693)
Other comprehensive loss for the period	-	-	-	-	(1,393)	2,187	-	794	2,294	3,088
Total comprehensive loss for the period	-	-	(4,411)	-	(1,393)	2,187	-	(3,617)	1,012	(2,605)
Transactions with owners of the Company, recognized directly in equity:
Options exercise	20	-	-	-	-	-	-	20	-	20
Share-based payments	-	28	-	-	-	-	-	28	-	28
Issuance of ordinary shares	3,084	18,191	-	-	-	-	-	21,275	-	21,275
Balance as at September 30, 2020	25,102	82,379	8,407	(1,736)	2,963	1,114	6,106	124,335	1,949	126,284

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
			Retained earnings (accumulated deficit)		Translation reserve from foreign operations		Transaction
							reserve with
	Share	Share		Treasury		Hedging	non-controlling
	capital	Premium		shares		Reserve	Interests	Total
	€ in thousands
For the nine month ended September 30, 2019 (unaudited):
Balance as at January 1, 2019	19,980	58,344	758	(1,736)	1,396	(227)	-	78,515	(1,558)	76,957
Loss for the period	-	-	(1,623)	-	-	-	-	(1,623)	(2,177)	(3,800)
Other comprehensive loss for the period	-	-	-	-	3,701	4,699	-	8,400	5,410	13,810
Total comprehensive loss for the period	-	-	(1,623)	-	3,701	4,699	-	6,777	3,233	10,010
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries to non-controlling interests	-	-	-	-	-	-	5,439	5,439	5,374	10,813
Buy of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	667	667	254	921
Share-based payments	-	3	-	-	-	-	-	3	-	3
Issuance of ordinary shares	2,010	5,797	-	-	-	-	-	7,807	-	7,807
Options exercise	8	11	-	-	-	-	-	19	-	19
Balance as at September 30, 2019	21,998	64,155	(865)	(1,736)	5,097	4,472	6,106	99,227	7,303	106,530

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
					Translation Reserve from foreign operations		Transaction
	Share	Share	Retained	Treasury		Hedging	reserve with non-controlling
	capital	premium	earnings	shares		Reserve	Interests	Total
	€ in thousands
For the year ended December 31, 2019 (audited):
Balance as at January 1, 2019	19,980	58,344	758	(1,736)	1,396	(227)	-	78,515	(1,558)	76,957
Profit (loss) for the year	-	-	12,060	-	-	-	-	12,060	(2,276)	9,784
Other comprehensive loss for the year	-	-	-	-	2,960	(846)	-	2,114	(857)	1,257
Total comprehensive loss for the year	-	-	12,060	-	2,960	(846)	-	14,174	(3,133)	11,041
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries to non-controlling interests	-	-	-	-	-	-	5,439	5,439	5,374	10,813
Purchase of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	667	667	254	921
Issuance of ordinary shares	2,010	5,797	-	-	-	-	-	7,807	-	7,807
Options exercise	8	11	-	-	-	-	-	19	-	19
Share-based payments	-	8	-	-	-	-	-	8	-	8
Balance as at December 31, 2019	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
			Retained earnings (accumulated deficit)		Translation reserve from Foreign operations		Transaction
							reserve with
	Share	Share		Treasury		Hedging	non-controlling
	Capital	Premium		Shares		Reserve	Interests	Total
		US$ in thousands*
For the nine months ended September 30, 2020:
Balance as at January 1, 2020	25,736	75,065	14,996	(2,031)	5,096	(1,255)	7,144	124,751	1,096	125,847
Loss for the period	-	-	(5,160)	-	-	-	-	(5,160)	(1,500)	(6,660)
Other comprehensive loss for the period	-	-	-	-	(1,630)	2,559	-	929	2,684	3,613
Total comprehensive loss for the period	-	-	(5,160)	-	(1,630)	2,559	-	(4,231)	1,184	(3,047)
Transactions with owners of the Company, recognized directly in equity:
Options exercise	23	-	-	-	-	-	-	23	-	23
Share-based payments	-	33	-	-	-	-	-	33	-	33
Issuance of ordinary shares	3,609	21,281	-	-	-	-	-	24,890	-	24,890
Balance as at September 30, 2020	29,368	96,379	9,836	(2,031)	3,466	1,304	7,144	145,466	2,280	147,746

* Convenience translation into US$ (exchange rate as at September 30, 2020: euro 1 = US$ 1.170)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flow (in thousands)

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,	For the nine months ended September 30
	2020	2019	2020	2019	2019	2020
	Unaudited		Unaudited		Audited	Unaudited
	€ in thousands					Convenience Translation into US$*
Cash flows from operating activities
Profit (loss) for the period	(1,425)	598	(5,693)	(3,800)	9,784	(6,660)
Adjustments for:
Financing expenses, net	1,181	1,485	2,290	4,612	8,153	2,679
Capital gain	-	-	-	-	(18,770)	-
Depreciation and amortization	797	1,671	2,244	4,714	6,416	2,625
Share-based payment transactions	8	-	28	3	8	33
Share of profits of equity accounted investees	(1,055)	(2,351)	(1,905)	(2,382)	(3,086)	(2,229)
Payment of interest on loan from an equity accounted investee	-	-	582	370	370	681
Change in trade receivables and other receivables	(858)	842	(731)	(902)	403	(855)
Change in other assets	618	(762)	384	(1,470)	(1,950)	449
Change in receivables from concessions project	519	483	1,223	1,129	1,329	1,431
Change in accrued severance pay, net	-	-	-	8	9	-
Change in trade payables	(304)	(651)	(339)	414	461	(397)
Change in other payables	469	1,636	837	2,690	5,336	979
Income tax expense (tax benefit)	72	399	160	913	(287)	187
Income taxes paid	(88)	(19)	(88)	(19)	(100)	(103)
Interest received	445	446	1,314	1,281	1,719	1,537
Interest paid	(728)	(582)	(2,581)	(3,237)	(6,083)	(3,020)
Net cash from (used in) operating activities	(349)	3,195	(2,275)	4,324	3,712	(2,663)
Cash flows from investing activities
Acquisition of fixed assets	(22,398)	(11,316)	(103,678)	(55,835)	(74,587)	(121,298)
Acquisition of subsidiary, net of cash acquired	-	-	-	(1,000)	(1,000)	-
Proceeds from sale of investments	-	-	-	-	34,586	-
Compensation as per agreement with Erez Electricity Ltd.	-	-	1,418	-	-	1,659
Advances on account of investments in process	(1,554)	-	(1,554)	-	-	(1,818)
Repayment of loan by an equity accounted investee	-	-	1,923	-	-	2,250
Proceeds from settlement of derivatives, net	-	-	-	532	532	-
Proceeds (investment) in restricted cash, net	(230)	1,356	22,350	(3,863)	(26,003)	26,148
Investment in short term deposit	(1,407)	(6,302)	(1,407)	(6,302)	(6,302)	(1,646)
Proceeds in Marketable Securities	1,364	-	1,364	-	-	1,596
Repayment of loan to others	-	412	-	3,912	3,912	-
Net cash used in investing activities	(24,225)	(15,850)	(79,584)	(62,556)	(68,862)	(93,109)
Cash flows from financing activities
Issue of warrants	-	-	320	-	-	374
Sale of shares in subsidiaries to non-controlling interests	-	(126)	-	13,936	13,936	-
Acquisition of shares in subsidiaries from non-controlling interests	-	(2,961)	-	(2,961)	(2,961)	-
Proceeds from options	20	-	20	19	19	23
Cost associated with long term loans	-	-	-	-	(12,218)	-
Proceeds from long term loans	21,253	192	101,837	59,086	59,298	119,144
Repayment of long-term loans	38	(252)	(2,766)	(4,410)	(5,844)	(3,236)
Repayment of Debentures	-	-	(26,923)	(4,532)	(9,836)	(31,499)
Issuance of ordinary shares	8,087	7,807	21,275	7,807	7,807	24,891
Proceeds from issuance of Debentures, net	-	22,317	-	22,317	22,317	-
Net cash from financing activities	29,398	26,977	93,763	91,262	72,518	109,697

Effect of exchange rate fluctuations on cash and cash equivalents	(2,067)	951	(2,424)	896	259	(2,834)
Increase in cash and cash equivalents	2,757	15,273	9,480	33,926	7,627	11,091
Cash and cash equivalents at the beginning of the period	51,232	55,535	44,509	36,882	36,882	52,073
Cash and cash equivalents at the end of the period	53,989	70,808	53,989	70,808	44,509	63,164

* Convenience translation into US$ (exchange rate as at September 30, 2020: euro 1 = US$ 1.170)

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Profit (Loss) to EBITDA (in thousands)

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,	For the nine months ended September 30,
	2020	2019	2020	2019	2019	2020
	Unaudited
	€ in thousands					Convenience Translation into US$*
Profit (loss) for the period	(1,425)	598	(5,693)	(3,800)	9,784	(6,660)
Financing expenses, net	1,181	1,485	2,290	4,612	8,153	2,679
Taxes on income	72	399	160	913	(287)	187
Depreciation	797	1,671	2,244	4,714	6,416	2,625
EBITDA	625	4,153	(999)	6,439	24,066	(1,169)

* Convenience translation into US$ (exchange rate as at September 30, 2020: euro 1 = US$ 1.170)

Information for the Company’s Debenture Holders

Pursuant to the Deeds of Trust governing the Company’s Series B and C Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Item 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on April 7, 2020.

Net Financial Debt

As of September 30, 2020, the Company did not have a Net Financial Debt, as the calculation of Net Financial Debt (as such term is defined in the Deeds of Trust of the Company’s Debentures), resulted in a negative amount (i.e., an excess of assets over liabilities) of approximately €(19.3) million (consisting of approximately €194.1 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately €43.1 million in connection with the Series B Debentures issuance (in March 2017) and the Series C Debentures issuance (in July 2019), net of approximately €62.7 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €193.8* million of project finance and related hedging transactions of the Company’s subsidiaries).
_____________________________
* The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Information for the Company’s Series B Debenture Holders

The following is an internal pro forma consolidated statement of financial position of the Company as at September 30, 2020. This information is required under the Series B Deed of Trust in connection with the adoption of IFRS 16 “Leases” by the Company and provides the consolidated statement of financial position of the Company as of the date set forth below after elimination of the effects of adoption of IFRS 16. Based on the pro forma statement of financial position, the ratio of the Company’s equity (which the Company calculated in line with the definition of Balance Sheet Equity in the Series B Deed of Trust) to balance sheet as at September 30, 2020 was 36.8%.

Unaudited Internal Pro Forma Statement of Financial Position

September 30,
2020
Unaudited
Pro Forma € in thousands
Assets
Current assets
Cash and cash equivalents	53,989
Marketable securities	788
Short term deposits	7,949
Restricted cash and marketable securities	481
Receivable from concession project	1,460
Financial assets	-
Trade and other receivables	5,770
70,437
Non-current assets
Investment in equity accounted investee	32,172
Advances on account of investments	2,405
Receivable from concession project	24,735
Fixed assets	216,342
Right-of-use asset	-
Intangible asset	4,597
Restricted cash and deposits	10,080
Deferred tax	1,313
Long term receivables	3,338
Derivatives	12,451
307,433
Total assets	377,870

Liabilities and Equity
Current liabilities
Current maturities of long term bank loans	10,396
Current maturities of long term loans	4,866
Debentures short term	6,668
Trade payables	1,426
Other payables	5,826
29,182
Non-current liabilities
Lease liability	-
Liabilities to banks	124,011
Long-term loans	44,921
Debentures long term	36,460
Deferred tax	6,846
Other long-term liabilities	1,236
Derivatives	8,523
221,997
Total liabilities	251,179

Equity
Share capital	25,102
Share premium	82,379
Treasury shares	(1,736)
Transaction reserve with non-controlling Interests	6,106
Reserves	4,077
Accumulated deficit	8,814
Total equity attributed to shareholders of the Company	124,742
Non-Controlling Interest	1,949
Total equity	126,691
Total liabilities and equity	377,870

Information for the Company’s Series C Debenture Holders

The Deed of Trust governing the Company’s Series C Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of September 30, 2020, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s shareholders’ equity was €126.3 million and (ii) the Company did not have a Net Financial Debt. In the event the Company does not have a Net Financial Debt the calculation of the two covenants that are based on Net Financial Debt (i.e., the ratio of the Company’s Net Financial Debt to the Company’s CAP, Net (defined as the Company’s consolidated shareholders’ equity plus the Net Financial Debt) and the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA(1)), becomes irrelevant and the Company is therefore in compliance with such covenants.
______________________________________________
(1) The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA for the four-quarter period ended September 30, 2020*:

For the four quarter period ended September 30, 2020
Unaudited
€ in thousands
Profit for the period	7,891
Financing expenses, net	5,831
Taxes on income	(1,040)
Depreciation	3,946
Adjustment to revenues of the Talmei Yosef project due to calculation based on the fixed asset model	2,981
Share-based payments	33
Adjusted EBITDA as defined the Series C Deed of Trust	19,642
___________________________________
* As noted above, the Company is in compliance with the covenant with respect to the ratio of Net Financial Debt to Adjusted EBITDA as the Company does not have a Net Financial Debt as of the end of the period. Therefore, the Adjusted EBITDA calculation above is provided for convenience and consistency purposes only.